

January 15, 2015

<u>Via E-Mail</u>
Thomas O. Miiller, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, Virginia 20151

> **Re:** **New East Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 13, 2015**
> **File No. 333-200384**

Dear Mr. Miiller:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Comparative Per Share Data, page 31

1. To more clearly and accurately describe the per share data you present, please revise the title of the per share data you currently identify as "Engility unaudited pro forma equivalent data", in both your headnote and table, to "unaudited pro forma data".

Material U.S. Federal Income Tax Consequences, page 117

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Merger, page 120

2. We note that in response to comment nine of our letter dated January 7, 2014 you have revised your disclosure to state that counsel is unable to render an unqualified opinion as to the treatment of the special cash dividend "because of the inherently factual nature of the inquiry." Please revise your disclosure to discuss the specific facts or factors that go into determining the treatment of the special cash dividend and explain what specifically about the factual nature of inquiry prevents counsel from providing an unqualified opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: Ryan D. Thomas, Esq. (*via e-mail*)
        Bass, Berry & Sims PLC